UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 1, 2015

TEAM, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-08604	74-1765729
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13131 Dairy Ashford, Suite 600

Sugar Land, Texas 77478

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (281) 331-6154

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate line below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 — CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 — CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the — Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the — Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.	Entry into a Material Definitive Agreement

On November 1, 2015, Team, Inc., a Delaware corporation (“Team”), TFA, Inc., a Delaware corporation and wholly-owned subsidiary of Team (“Merger Sub”), and Furmanite Corporation, a Delaware corporation (“Furmanite”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Furmanite (the “Merger”), with Furmanite continuing as the surviving corporation and a wholly-owned subsidiary of Team. The Merger Agreement was unanimously approved by the Boards of Directors of both Team and Furmanite.

At the effective time of the Merger (the “Effective Time”) and subject to the terms and conditions of the Merger Agreement, (1) each outstanding share of common stock, without par value, of Furmanite (“Furmanite Common Stock”) will be converted into the right to receive 0.215 shares (the “Exchange Ratio”) of common stock, par value $0.30 per share, of Team (“Team Common Stock”) and (2) employee stock options and other equity awards will generally be adjusted based on the Exchange Ratio and converted into comparable awards denominated in shares of Team Common Stock, or in certain cases, vest and be converted into the right to receive the merger consideration.

The Merger Agreement contains customary representations and warranties from both Team and Furmanite, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of Team’s and Furmanite’s businesses during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the obligation to use reasonable best efforts to cause the Merger to be consummated and to obtain expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and certain other customary regulatory approvals, (3) the obligation of Furmanite to call a meeting of its stockholders to approve and adopt the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders approve and adopt the Merger Agreement, (4) the obligation of Team to call a meeting of its stockholders to approve the issuance of Team Common Stock in the Merger (the “Team Stock Issuance”) and, subject to certain exceptions, to recommend that its stockholders approve the Team Stock Issuance, and (5) each of Team’s and Furmanite’s non-solicitation obligations relating to alternative acquisition proposals, subject to certain exceptions related to superior proposals.

The completion of the Merger is subject to customary conditions, including (1) adoption and approval of the Merger Agreement by holders of a majority of the outstanding shares of Furmanite Common Stock, (2) approval of the Team Stock Issuance by a majority of the holders of Team Common Stock voting at a special meeting to approve the Team Stock Issuance, (3) expiration or termination of the waiting period (and any extension thereof) under the HSR Act, (4) authorization for listing on the New York Stock Exchange of the Team Common Stock to be issued in the Merger, (5) effectiveness of the registration statement on Form S-4 for the Team Common Stock to be issued in the Merger and (6) the absence of any order, injunction or other legal restraint making the completion of the Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) in the case of Furmanite, receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides for certain termination rights for both Team and Furmanite, including provisions permitting Furmanite to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Company Superior Proposal (as defined in the Merger Agreement). The Merger Agreement further provides that upon termination of the Merger Agreement under certain circumstances, Team or Furmanite, as applicable, will be obligated to (1) pay the other party a termination fee of $10,000,000 or (2) reimburse the other party for its reasonable and documented merger-related expenses up to $3,000,000.

The description of the Merger Agreement is summary in nature and is qualified in its entirety by reference to the full and complete terms of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. It is not intended to provide any other financial information about Team or its subsidiaries or affiliates or about Furmanite or their subsidiaries or affiliates. The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures, are made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of the entities being acquired or any of their subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “creates” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Team’s and Furmanite’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. These forward-looking statements are subject to a number of factors, assumptions, risks and uncertainties which could cause Team’s, Furmanite’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. These factors, assumptions, risks and uncertainties include, but are not limited to: (1) Team’s or Furmanite’s shareholders may fail to approve the transaction, on the expected timeframe or at all; (2) conditions to the closing of the merger may not be satisfied, on the expected time frame or at all; (3) the transaction may involve unexpected costs, liabilities or delays; (4) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (5) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (6) the businesses of Team and Furmanite may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (7) the expected growth opportunities, costs savings or other benefits from the transaction may not be fully realized or may take longer to realize than expected; (8) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (9) operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (10) reputational risks and the reaction of the companies’ customers to the transaction; (11) diversion of management time on merger related issues; (12) customer acceptance of the combined company’s products and services; (13) the outcome of any legal proceeding relating to the transaction; and (14) any changes in the strategy of Team, Furmanite or the anticipated strategy of the combined company. Additional factors that could cause Team’s and Furmanite’s results to differ materially from those described in the forward-looking statements can be found in Team’s and Furmanite’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Team, Furmanite, or the proposed merger or other matters and attributable to Team, Furmanite or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Team and Furmanite do not undertake any obligation to update any forward-looking statements, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information About the Team/Furmanite Transaction

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be mailed to shareholders of both Team and Furmanite. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Sugar Land, TX 77478, by telephone at (281) 331-6154 or by going to Team’s Investor Relations page on its corporate web site at www.Teaminc.com. Documents filed with the SEC by Furmanite will be available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to Furmanite’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Team and Furmanite in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated November 1, 2015 by and among Furmanite Corporation, Team, Inc., and TFA, Inc.*

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Team, Inc. agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Team, Inc.
(Registrant)

Date: November 3, 2015	By:	/s/ André C. Bouchard
André C. Bouchard
Executive Vice President, Administration, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated November 1, 2015 by and among Furmanite Corporation, Team, Inc., and TFA, Inc.*

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Team, Inc. agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.